1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2023
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 21, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) the unsecured bonds issued by TSMC and its subsidiaries for the month of May 2023.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		4/30/2023	5/31/2023
Chairman	Mark Liu	12,961,878	12,962,473	595
Senior Vice President and Chief Information Security Officer	J.K. Lin	13,740,462	13,804,462	64,000
Senior Vice President	Cliff Hou	479,755	481,626	1,871
Senior Vice President	Y.J. Mii	1,014,273	1,016,273	2,000
Vice President and Chief Financial Officer	Wendell Huang	1,660,040	1,660,055	15
Vice President	Jonathan Lee	382,849	385,137	2,288
Vice President	Ray Chuang	277,132	285,318	8,186
Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
Inapplicable.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$32.8 billion of acquisition.
Equity investment: US$20.0 million of acquisition.
4.The capital appropriations approved by TSMC board of directors:

Real estate and capitalized leased assets: US$0.4 billion.

5.The unsecured bonds issued by TSMC and its subsidiaries:

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
112-2	A	May 2023 ~ May 2028	NT$13.1	1.60%	Bullet repayment; interest payable annually
	B	May 2023 ~ May 2030	NT$2.3	1.65%
	C	May 2023 ~ May 2033	NT$5.3	1.82%